United States securities and exchange commission logo





                           March 22, 2021

       Shawn K. Singh, J.D.
       Chief Executive Officer
       VistaGen Therapeutics, Inc.
       343 Allerton Avenue
       South San Francisco, CA 94080

                                                        Re: VistaGen
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 15,
2021
                                                            File No. 333-254299

       Dear Mr. Singh:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Jessica R. Sudweeks,
Esq.